EXHIBIT 21.1

Subsidiaries of the Registrant	State of Incorporation
1) Astrogenetix, Inc.	Delaware
2) 1st Detect Corporation	Delaware
3) Agriculture Technology Corporation	Delaware
4) Medikinetix, Inc.	Delaware
5) Astrotech Technologies, Inc.	Delaware
6) BreathTech Corporation	Delaware
7) AgLAB Inc.	Delaware
8) Cargo Security Center International, Inc.	Delaware
9) AgLAB Remediation Company, LLC	Delaware
10) Pro-Control, Inc.	Delaware
11) En-Scan, Inc.	Delaware